UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SinoFresh HealthCare, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

82935D 10 9

(Cusip Number)

Charles Fust Family Limited Partnership
Attn: Mr. Charles A. Fust
516 Paul Morris Drive
Englewood, Florida 34223
(941) 681-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 7, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935D109			Page 2 of 6

1.	Name of Reporting Person: Charles Fust Family Limited Partnership		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,846,400(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,846,400(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,846,400(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.61%(2)

14.	Type of Reporting Person (See Instructions): PN

1	Represents 4,846,400 shares of common stock and 1,500,000 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into common stock on a 1-for-2 basis and each share of Series B Preferred Stock is entitled to vote on an as converted basis.

2	For purposes of the beneficial ownership calculations, the Company’s Series A Preferred Stock, which is convertible into common stock on a 1-for-1 basis, the Company’s Series B Preferred Stock, which is convertible into common stock on a 1-for-2 basis, and the Company’s Series C Preferred Stock, which is convertible into common stock on a 1-for-2 basis are included in the calculations on an as converted basis, such that the total issued and outstanding Voting Stock becomes 19,809,917 as of December 15, 2004.

CUSIP No. 82935D109			Page 3 of 6

1.	Name of Reporting Person: New Wahoo, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Indiana

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,846,400(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,846,400(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,846,400(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.61%(2)

14.	Type of Reporting Person (See Instructions): HC

1	Represents 4,846,400 shares of common stock and 1,500,000 shares of Series B Preferred Stock. The Series B Preferred Stock is convertible into common stock on a 1-for-2 basis and each share of Series B Preferred Stock is entitled to vote on an as converted basis.

2	For purposes of the beneficial ownership calculations, the Company’s Series A Preferred Stock, which is convertible into common stock on a 1-for-1 basis, the Company’s Series B Preferred Stock, which is convertible into common stock on a 1-for-2 basis, and the Company’s Series C Preferred Stock, which is convertible into common stock on a 1-for-2 basis are included in the calculations on an as converted basis, such that the total issued and outstanding Voting Stock becomes 19,809,917 as of December 15, 2004.

CUSIP No. 82935D109			Page 4 of 6

1.	Name of Reporting Person: Charles A. Fust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,901,400(1)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,901,400(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,901,400(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.79%(2)

14.	Type of Reporting Person (See Instructions): HC and IN

1	Represents 4,846,400 shares of common stock and 1,500,000 shares of Series B Preferred Stock, held by the Charles Fust Family Limited Partnership, 5,000 shares of common stock held by the spouse of Mr. Fust, and an option for 50,000 shares of common stock held by Mr. Fust’s spouse, which option is exercisable within the next 60 days. The Series B Preferred Stock is convertible into common stock on a one-for-two basis and each share of Series B Preferred Stock is entitled to vote on an as converted basis together with the common stock and the Series A and Series C Preferred Stock.

2	For purposes of the beneficial ownership calculations, the Company’s Series A Preferred Stock, which is convertible into common stock on a 1-for-1 basis, the Company’s Series B Preferred Stock, which is convertible into common stock on a 1-for-2 basis, and the Company’s Series C Preferred Stock, which is convertible into common stock on a 1-for-2 basis are included in the calculations on an as converted basis, such that the total issued and outstanding Voting Stock becomes 19,809,917 as of December 15, 2004.

CUSIP No. 82935D109	Page 5 of 6

AMENDMENT NO. 1 TO SCHEDULE 13D

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D previously filed by the Charles Fust Family Limited Partnership (the “Fust FLP”), New Wahoo, Inc. (the “GP”) and Charles A. Fust (“Mr. Fust”) with the Securities and Exchange Commission on April 13, 2004 with respect to the common stock (“Common Stock”) of SinoFresh Healthcare, Inc.. (“SinoFresh”). The items of the Schedule 13D are further amended and supplemented as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

     1. Pursuant to an agreement entered into in principle on December 7, 2004 between the Fust FLP and David Macrae and evidenced by documents dated effective October 11, 2004, the Fust FLP sold a total of 500,000 shares of Common Stock to Mr. Macrae in a private transaction for a purchase price of $0.30 per share to be paid in accordance with the terms of a Promissory Note, dated effective October 11, 2004 made by Mr. Macrae in favor of the Fust FLP. The Promissory Note is secured by a Security Pledge Agreement, dated effective October 11, 2004 by and between Mr. Macrae and the Fust FLP. Under the terms of the Promissory Note, if the 500,000 shares are registered prior to April 30, 2005, the stated sale price for the 500,000 shares will increase to $.40 per share. This private transaction was reported on a Form 4 by each of the Fust FLP, Charles A. Fust, and his spouse, Stacey Maloney-Fust, filed with the SEC on December 9, 2004.

     2. In addition, on July 28, 2004, upon repayment of a loan by an obligor to the Fust FLP, the Fust FLP returned to the obligor 10,000 shares of common stock that had been held in the name of the Fust FLP as collateral for the loan. That transaction was not material and therefore not previously reported in a Schedule 13D amendment.

Item 5. Interest in Securities of the Issuer

     Item 5(a) is amended to include the following at the end thereof:

     The aggregate number and percentage of Common Stock beneficially owned by each of the Fust FLP, the GP and Mr. Fust. See Items 11 and 13 on the applicable cover page.

     Item 5(b) is amended to read in full as follows:

     Shared versus sole voting and dispositive power with respect to each of the Fust FLP, the GP and Mr. Fust. See Items 7, 8, 9 and 10 of the applicable cover page.

     Item 5(c) is amended to include the following at the end thereof:

     See Item 3 above.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is amended to include the following at the end thereof: See Item 3 above.

Item 7. Material to Be Filed as Exhibits

     Item 7 is amended to include the following at the end thereof:

     See Item 3 above.

CUSIP No. 82935D109	Page 6 of 6

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Charles Fust Family Limited Partnership

By: New Wahoo, Inc., its General Partner

12/22/04 (Date)	By: /s/ Charles A. Fust Charles A. Fust, President New Wahoo, Inc.

12/22/04 (Date)	By: /s/ Charles A. Fust Charles A. Fust, President

12/22/04 (Date)	/s/ Charles A. Fust (Signature)

Charles A. Fust, individually (Name and Title)